Exhibit 99.1

Bitauto Announces Third Quarter 2015 Unaudited Financial Results

BEIJING, November 9, 2015 - Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content and marketing services for China’s fast-growing automotive industry, today announced its unaudited financial results for the third quarter 2015 ended September 30, 20151.

Third Quarter 2015 Highlights

•	Revenue in the third quarter of 2015 was RMB1.07 billion (US$167.6 million), a 75.2% increase from the corresponding period in 2014.

•	Gross profit in the third quarter of 2015 was RMB719.8 million (US$113.2 million), a 47.4% increase from the corresponding period in 2014.

•	Non-GAAP profit in the third quarter of 2015 was RMB114.9 million (US$18.1 million), compared to a non-GAAP profit of RMB143.9 million (US$22.6 million) in the corresponding period in 2014.

•	Non-GAAP basic and diluted profit per ADS in the third quarter of 2015 was RMB1.81 (US$0.28) and RMB1.50 (US$0.24), respectively.

Mr. William Li, chief executive officer and chairman of Bitauto commented, “We are pleased to deliver another set of healthy results for the third quarter of 2015, with revenue growing 75.2% year-over-year. Our EP platform continued to prove popular among automobile customers, with year-over-year growth of 144.6% for the quarter.”

“During the third quarter, Bitauto generated over 27 million sales leads for our automobile customers, with a rising percentage of leads generated from mobile. We also continued to expand our transaction services to optimize consumers’ automobile buying experience. Leveraging Bitauto’s expertise in the automobile industry and JD.com’s strong e-commerce resources, JD.com’s automobile channel operated by Bitauto saw steady progress throughout the quarter. We look forward to continuing our close collaboration with JD.com in the quarters to come.”

“Looking ahead, we will continue to execute on Bitauto’s three core business strategies. First, we will continue to focus on Bitauto’s long-term development by investing in and optimizing our transaction services, including automobile transactions, CRM and automotive financing services. Second, we will continue to strengthen our offline service infrastructure to create an even better customer experience and to further enhance Bitauto’s brand in the automobile transaction market. Third, we will continue to invest in improving Bitauto’s mobile products and services. We remain confident that these strategies will help further solidify our industry leadership.”

[1]	This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.3556 to US$1.00, the effective noon buying rate as of September 30, 2015 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Mr. Andy Zhang, chief operating officer and chief financial officer of Bitauto, said, “In the third quarter, we continued to see steady growth in our core business areas and were pleased with the solid progress of our transaction services business. In the fourth quarter, we will continue building scale and operating efficiency in our transaction services business in order to further expand Bitauto’s market leadership.”

Third Quarter 2015 Results

Bitauto reported revenue of RMB1.07 billion (US$167.6 million) for the third quarter of 2015, including advertising and subscription revenue of RMB987.1 million (US$155.3 million) and agent service revenue2 of RMB78.2 million (US$12.3 million), representing a 75.2% increase from the corresponding period in 2014. The increase in revenue was primarily attributable to the growth of the Company’s EP platform business and advertising business.

Cost of revenue for the third quarter of 2015 was RMB345.6 million (US$54.4 million), representing a year-over-year increase of 188.5% from RMB119.8 million (US$18.9 million). Cost of revenue as a percentage of revenue in the third quarter of 2015 was 32.4%, compared to 19.7% in the corresponding period in 2014. The increase in cost of revenue was mainly due to an increase in direct costs in transaction services on the EP platform and other higher-direct-cost services.

Gross profit for the third quarter of 2015 was RMB719.8 million (US$113.2 million), representing a 47.4% increase from the corresponding period in 2014.

Selling and administrative expenses were RMB718.5 million (US$113.1 million) for the third quarter of 2015, representing an increase of 145.4% from the corresponding period in 2014. This increase was primarily attributable to an increase in expenses relating to the Company’s mobile marketing efforts and an increase in amortization of intangible assets related to the strategic cooperation with JD.com.

Product development expenses were RMB86.2 million (US$13.6 million) for the third quarter of 2015, a 126.1% increase from the corresponding period in 2014. The increase was primarily due to an increase in product development headcount and related expenses.

Share-based payment expenses, which were allocated to related operating expense line items, were RMB28.3 million (US$4.4 million) in the third quarter of 2015, compared to RMB6.4 million (US$1.0 million) in the corresponding period in 2014. The increase was mainly due to the granting of restricted share units in 2015.

[2]	The agent service revenue is primarily derived from fees received for assisting customers in placing advertisements, organizing promotional activities to promote their products, and from performance–based rebates from the media vendors.

IFRS operating loss in the third quarter of 2015 was RMB53.2 million (US$8.4 million), compared to an operating profit of RMB157.3 million (US$24.8 million) in the corresponding period in 2014. This was primarily attributable to the increase in expenses relating to the increase in headcount and employee salaries and benefits, marketing efforts, amortization of intangible assets related to the strategic cooperation with JD.com, as well as direct costs in transaction services on the EP platform and other higher-direct-cost services.

Non-GAAP operating profit in the third quarter of 2015 was RMB139.2 million (US$21.9 million), compared to a non-GAAP operating profit of RMB167.7 million (US$26.4 million) in the corresponding period in 2014.

Income tax expense in the third quarter of 2015 was RMB24.5 million (US$3.9 million), compared to an income tax expense of RMB28.3 million (US$4.5 million) in the corresponding period in 2014.

IFRS loss in the third quarter of 2015 was RMB90.5 million (US$14.2 million), compared to an IFRS profit of RMB186.3 million (US$29.3 million) in the corresponding period in 2014. Basic and diluted loss per ADS, each representing one ordinary share, in the third quarter of 2015 amounted to RMB1.51 (US$0.24) and RMB1.76 (US$0.28), respectively.

Non-GAAP profit in the third quarter of 2015 was RMB114.9 million (US$18.1 million), compared to a non-GAAP profit of RMB143.9 million (US$22.6 million) in the corresponding period in 2014. Non-GAAP basic and diluted profit per ADS in the third quarter of 2015 amounted to RMB1.81 (US$0.28) and RMB1.50 (US$0.24), respectively.

Third Quarter 2015 Business Segment Results

Revenue from the advertising business for the third quarter of 2015 was RMB436.5 million (US$68.7 million), representing a 39.6% increase from the corresponding period in 2014. The increase was attributable to better brand recognition of the bitauto.com website due to its leading position as one of the most effective auto vertical destinations in China as well as an increase in advertising spending by automaker customers.

Cost of revenue for the advertising business for the third quarter of 2015 was RMB90.5 million (US$14.2 million), representing a year-over-year increase of 92.9% from RMB46.9 million (US$7.4 million) for the corresponding period in 2014. This was mainly due to an increase in higher-direct-cost services, as well as an increase in fees paid to partners’ websites to distribute dealer customers’ automobile pricing and promotional information. Cost of revenue as a percentage of revenue in the third quarter of 2015 was 20.7%, compared to 15.0% in the corresponding period in 2014.

Gross profit from the advertising business for the third quarter of 2015 was RMB346.0 million (US$54.4 million), representing a 30.1% increase from the corresponding period in 2014.

Operating profit from the advertising business for the third quarter of 2015 was RMB118.0 million (US$18.6 million), representing a 23.7% increase from the corresponding period in 2014.

Revenue from the EP platform business for the third quarter of 2015 was RMB550.6 million (US$86.6 million), representing a 144.6% increase from the corresponding period in 2014. The increase was attributable to an increase in transaction services including automobile transactions, customer relationship management and automotive financing services, as well as an increase in the number of paid customers.

Cost of revenue for the EP platform business for the third quarter of 2015 was RMB208.2 million (US$32.8 million), representing a year-over-year increase of 482.3% from RMB35.8 million (US$5.6 million) for the corresponding period in 2014. This was mainly due to an increase in direct costs in transaction services on the EP platform. Cost of revenue as a percentage of revenue in the third quarter of 2015 was 37.8%, compared to 15.9% in the corresponding period in 2014.

Gross profit from the EP platform business for the third quarter of 2015 was RMB342.4 million (US$53.9 million), representing an 80.9% increase from the corresponding period in 2014.

Operating loss from the EP platform business for the third quarter of 2015 was RMB171.7 million (US$27.0 million), compared to an operating profit of RMB54.2 million (US$8.5 million) in the corresponding period in 2014. This was primarily attributable to the increased investment in transaction services on the EP platform and an increase in amortization of intangible assets related to the strategic cooperation with JD.com.

Revenue from the digital marketing solutions business for the third quarter of 2015 was RMB78.2 million (US$12.3 million), representing an 11.6% increase from the corresponding period in 2014, which reflects an increase in the number of advertising customers.

Cost of revenue for the digital marketing solutions business for the third quarter of 2015 was RMB46.9 million (US$7.4 million), representing a year-over-year increase of 26.3% from RMB37.1 million (US$5.8 million) for the corresponding period in 2014. The increase was mainly due to an increase in personnel expenses of employees directly engaged in revenue-generating activities.

Gross profit from the digital marketing solutions business for the third quarter of 2015 was RMB31.3 million (US$4.9 million), compared to a gross profit of RMB33.0 million (US$5.2 million) in the corresponding period in 2014.

Operating profit from the digital marketing solutions business for the third quarter of 2015 was RMB0.6 million (US$0.1 million), compared to an operating profit of RMB7.7 million (US$1.2 million) in the corresponding period in 2014.

As of September 30, 2015, the Company had cash and cash equivalents, time deposits and restricted cash of RMB3.88 billion (US$610.9 million). Cash used in operating activities, cash from investing activities, and cash from financing activities in the third quarter of 2015 were RMB1.17 billion (US$184.4 million), RMB1.55 billion (US$244.6 million), and RMB209.9 million (US$33.0 million), respectively.

Gross billings3 in the third quarter of 2015 was RMB1.39 billion (US$218.5 million), compared to RMB871.0 million (US$137.0 million) in the corresponding period in 2014.

Bills receivables, representing short-term notes receivable issued by financial institutions that entitle the Company to receive the full face amount from the financial institutions at maturity, which generally range from three to six months from the date of issuance, was RMB69.8 million (US$11.0 million) as of September 30, 2015, compared to RMB104.7 million (US$16.5 million) as of December 31, 2014.

Trade receivables was RMB1.87 billion (US$293.9 million) as of September 30, 2015, compared to RMB1.34 billion (US$211.4 million) as of December 31, 2014. This increase was in line with gross billings growth.

The number of employees totaled 4,746 as of September 30, 2015, including employees of the entities in which Bitauto acquired and holds controlling interests. This represented a 74.5% increase from the same period in 2014, which was primarily due to higher headcount in Bitauto’s customer support service teams as the Company expands its offline service infrastructure to enhance the automobile buying experience, as well as increased headcount in Bitauto’s mobile product development team.

[3]	For the advertising agent services the Company provides, the Company acts as an agent in placing advertisements on the websites of the media vendors on behalf of the automaker customers. The Company receives fees in the capacity of an agent for assisting automaker customers in placing advertisements on media vendors’ websites, and therefore, records the fees on a net basis in its consolidated financial statements. The net fees recognized from each such transaction amount to a relatively small percentage of the related trade receivables or payables recorded on a gross basis. For the advertising services the Company provides, the Company acts as the principal in the arrangement and records revenues on a gross basis in its consolidated financial statements. Revenues are recognized only after the amount has been contractually agreed with the customers, the advertisements have been published and when the collectability is reasonably assured. For both the advertising agent services and advertising services provided, the Company enters into publishing schedule agreements with its automaker and automobile dealer customers, and related advertising agreements with the media vendors who are then obligated to place the advertisements according to the Company’s customers’ publishing schedule agreements. At such time, the Company records receivables from the customers and, in the same amount, corresponding payables due to the media vendors on a gross basis. Such payments are conducted through the Company. Gross billings include the gross value of advertisements placed by the Company’s customers that correspond to the gross payables recorded due to the media vendors.

Recent Updates

As of September 30, 2015, the Company had a total of 63,311,294 ordinary shares, with 34,388,244 ADSs issued and outstanding. Each ADS represents one ordinary share of the Company. Non-GAAP basic and diluted per ADS figures for the third quarter of 2015 were calculated using a weighted average of 60,461,020 and 62,592,078 ADSs, respectively.

Fourth Quarter 2015 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.20 billion (US$188.8 million) to RMB1.23 billion (US$193.5 million) in the fourth quarter of 2015, representing a 23.0% to 26.1% year-over-year increase. Bitauto currently expects non-GAAP profit attributable to ordinary shareholders of the parent to be in the range of RMB71.1 million (US$11.2 million) to RMB81.1 million (US$12.8 million) in the fourth quarter of 2015, representing a 57.3% to 62.6% year-over-year decrease. As a result, fiscal year 2015 annual revenue is expected to be in the range of RMB3.97 billion ($625.0 million) to RMB4.00 billion ($629.7 million), representing a 61.5% to 62.8% year-over-year increase. Non-GAAP profit attributable to ordinary shareholders of the parent is expected to be in the range of RMB310.0 million ($48.8 million) to RMB320.0 million ($50.3 million), representing a 35.9% to 37.9% year-over-year decrease.

This forecast takes into consideration seasonality factors in Bitauto’s business, and excludes any impact of foreign currency fluctuation. It reflects management’s current and preliminary view, which is subject to change.

Conference Call Information

Bitauto’s management will hold an earnings conference call on November 9, 2015, at 7 AM U.S. Eastern Time (8 PM Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437 or +1-866-519-4004
Hong Kong:	+852 3018-6771 or 800-906-601
China:	800-8190-121 or 400-6208-038
International:	+65-6713-5090

Conference ID:	64188282

A replay of the conference call may be accessed by phone at the following number until November 17, 2015:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	64188282

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content and marketing services for China’s fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising business, EP platform business, and digital marketing solutions business.

Bitauto’s advertising business offers a variety of advertising services mainly to automakers through its bitauto.com and taoche.com websites, which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto’s EP platform business provides web-based and mobile-based integrated digital marketing solutions to automobile customers in China. The platform enables dealer customers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online. In 2014, the platform began providing automobile customers with additional transaction services, including automobile transaction, customer relationship management and automotive financing services, which are intended to optimize the automobile purchase experience and facilitate completion of transactions. Bitauto’s digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising agent services.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for fourth quarter of 2015 and the quotations from management in this announcement, as well as Bitauto’s strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

Bitauto’s management supplements the data it receives regarding IFRS profit with non-GAAP profit, which excludes from IFRS profit the charges relating to (i) share-based payments; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) fair value adjustment of contingent considerations; (iv) changes in fair value of financial instruments; (v) gain from deemed disposal of a joint venture; (vi) gain from step acquisition arising from revaluation of previously held equity interest; and (vii) share of amortization of equity investments’ intangible assets not on their books. This non-GAAP financial measure provides Bitauto’s management with the ability to assess its operating results without considering the impact of non-cash charges resulting from share-based payments. Furthermore, this non-GAAP financial measure eliminates the impact of item(s) that Bitauto does not consider indicative of the performance of its business.

The use of non-GAAP profit has certain limitations. Share-based payments have been and will continue to be incurred and are not reflected in the presentation of the non-GAAP profit. This non-GAAP financial measure should be considered in addition to results prepared in accordance with IFRS, and should not be considered a substitute for or superior to IFRS results. In addition, non-GAAP profit may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of this non-GAAP financial measure to the most directly comparable IFRS financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

IR Department

Bitauto Holdings Limited

Tel: +86-10-6849-2145

ir@bitauto.com

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of comprehensive income data

	For the Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB
	Unaudited	Unaudited

Revenue	607,953,719	1,065,366,730
Cost of revenue	(119,801,399)	(345,603,084)

Gross profit	488,152,320	719,763,646

Selling and administrative expenses	(292,791,621)	(718,534,377)
Product development expenses	(38,141,163)	(86,237,499)
Other gains, net	83,564	31,843,868

Operating profit/(loss)	157,303,100	(53,164,362)

Interest income	5,103,561	4,055,943
Interest expense	(658,764)	(2,598,641)
Changes in fair value of financial instruments	—	(12,769,384)
Share of losses of associates and joint ventures	(678,327)	(2,198,232)
Gain from deemed disposal of a joint venture	—	666,471
Gain from step acquisition arising from revaluation of previously held equity interest	53,581,440	—

Profit/(loss) before tax	214,651,010	(66,008,205)

Income tax expense	(28,328,602)	(24,481,836)

Profit/(loss) for the period	186,322,408	(90,490,041)

Total comprehensive income for the period	187,353,159	138,367,717

Profit/(loss) for the period attributable to:
Ordinary shareholders of the parent	184,187,280	(91,484,175)

Total comprehensive income for the period attributable to:
Ordinary shareholders of the parent	185,218,031	137,373,583

Other financial data (unaudited)
Non-GAAP profit for the period	143,925,914	114,886,612

Reconciliation of IFRS profit/(loss) to non-GAAP profit

	For the Three Months Ended
	September 30, 2014	September 30, 2015
	RMB	RMB
	Unaudited	Unaudited

Profit/(loss) for the period	186,322,408	(90,490,041)
Share-based payments	6,413,328	28,250,141
Amortization of intangible assets resulting from asset and business acquisitions	3,951,504	164,103,705
Fair value adjustment of contingent considerations	654,098	888,627
Changes in fair value of financial instruments	—	12,769,384
Gain from deemed disposal of a joint venture	—	(666,471)
Gain from step acquisition arising from revaluation of previously held equity interest	(53,581,440)	—
Share of amortization of equity investments’ intangible assets not on their books	166,016	31,267

Non-GAAP profit for the period	143,925,914	114,886,612

SELECTED CONSOLIDATED FINANCIAL DATA

Consolidated statements of financial position data

	December 31, 2014	September 30, 2015
	RMB	RMB
	Audited	Unaudited

Assets
Trade receivables	1,343,373,607	1,868,157,594
Bills receivables	104,716,846	69,816,672
Restricted cash	—	343,510,200
Time deposits	61,190,000	305,469,990
Cash and cash equivalents	1,221,472,624	3,233,827,661
Other current assets	186,260,356	360,458,909
Non-current assets	758,293,805	6,626,853,848

Total assets	3,675,307,238	12,808,094,874

Liabilities
Trade payables	589,152,700	1,016,500,928
Other current liabilities	838,380,130	1,204,998,979
Non-current liabilities	86,859,499	1,773,361,307

Total liabilities	1,514,392,329	3,994,861,214

Total equity	2,160,914,909	8,813,233,660

Total liabilities and equity	3,675,307,238	12,808,094,874

Operating segment information

	For the Three Months Ended
	September 30, 2014	% of Revenue	September 30, 2015	% of Revenue	% Change
	RMB000s Unaudited		RMB000s Unaudited
Advertising business
- Revenue	312,784		436,529		39.6%
- Gross profit	265,869	85.0%	346,008	79.3%	30.1%
- Operating profit	95,407	30.5%	117,975	27.0%	23.7%
- Non-GAAP operating profit	98,710	31.6%	129,558	29.7%	31.3%

EP platform business
- Revenue	225,084		550,607		144.6%
- Gross profit	189,331	84.1%	342,417	62.2%	80.9%
- Operating profit/(loss)	54,199	24.1%	(171,715)	(31.2%)	(416.8%)
- Non-GAAP operating profit	60,524	26.9%	6,994	1.3%	(88.4%)

Digital marketing solutions business
- Revenue	70,086		78,231		11.6%
- Gross profit	32,952	47.0%	31,339	40.1%	(4.9%)
- Operating profit	7,697	11.0%	576	0.7%	(92.5%)
- Non-GAAP operating profit	8,434	12.0%	2,638	3.4%	(68.7%)